UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Exchange Act of 1934
Date of Report (Date of earliest event reported) October 12, 2017
HOWARD BANCORP, INC.
(Exact name of registrant as specified in its charter)
Maryland	001-35489	20-3735949
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
6011 University Boulevard, Suite 370, Ellicott City, Maryland	21043
(Address of principal executive offices)	(Zip Code)
(410) 750-0020
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company   ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

Item 8.01 Other Events.
As previously reported, on August 14, 2017, Howard Bancorp, Inc., or Howard, entered into an Agreement and Plan of Reorganization, or the Agreement, with Howard Bank, a Maryland chartered trust company and wholly owned subsidiary of Howard, and First Mariner Bank, a Maryland chartered trust company, or First Mariner, providing for, among other things, the merger of First Mariner with and into Howard Bank, with Howard Bank as the surviving entity, or the Merger. The completion of the Merger is subject to customary closing conditions, including (1) approval of the Agreement by First Mariner’s stockholders, (2) receipt of required regulatory approvals without the imposition of a condition that would have or be reasonably likely to have a burdensome effect on Howard, Howard Bank or First Mariner, (3) the absence of any law or order prohibiting the consummation of the Merger, (4) approval of the listing on the Nasdaq Capital Market of Howard common stock to be issued in the Merger, and (5) the effectiveness of the registration statement for Howard common stock to be issued in the Merger.
Howard has included with this filing certain historical audited and unaudited financial information with respect to First Mariner, and certain unaudited pro forma financial information giving effect to the transactions as though they had been completed on the dates set forth in such information.
Important Additional Information and Where to Find It
In connection with the proposed merger, Howard will file with the SEC a Registration Statement on Form S-4 that will include an information statement of First Mariner and a proxy statement/prospectus of Howard, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF FIRST MARINER AND HOWARD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY HOWARD, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the joint proxy and information statement/prospectus, as well as other filings containing information about Howard, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by Howard. You will also be able to obtain these documents, when they are filed, free of charge, from Howard at www.howardbank.com under the heading “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy and information statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Howard Bancorp, Inc., 6011 University Boulevard, Suite 370, Ellicott City, MD 21043, Attention: George C. Coffman, Telephone: (410) 750-0020 or to 1st Mariner Bank, 3301 Boston Street, Baltimore, MD 21224, Attention: Robert D. Kunisch, Jr., Telephone: 443-573-8651.
Howard, First Mariner and certain of their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Howard and First Mariner, respectively, in connection with the Merger. Information about the directors and executive officers of Howard, and their respective ownership of Howard’s common stock, is set forth in the proxy statement for Howard’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2017. Information concerning all other participants in the solicitation will be included in the joint proxy and information statement/prospectus relating to the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
FOR MORE INFORMATION CONTACT:
Charles E. Schwabe
Corporate Secretary
Howard Bancorp, Inc.
(410) 750-0020

Item 9.01 Financial Statements and Exhibits.
(a)
Financial statements of business acquired.

(i)
The audited consolidated statements of financial condition of First Mariner Bank as of December 31, 2016 and 2015, and the related audited consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the two years ended December 31, 2016 and the period from June 17, 2014 until December 31, 2014, and the related notes and report of independent auditors thereto, are included as Exhibit 99.1 and incorporated by reference herein.

(ii)
The unaudited consolidated statements of financial condition of First Mariner Bank as of June 30, 2017 and 2016, and related unaudited consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the three and six months ended June 30, 2017 and 2016, and related notes thereto, are included as Exhibit 99.2 and incorporated by reference herein.

(b)
Pro forma financial information.

(i)
The unaudited pro forma combined consolidated balance sheet as of June 30, 2017, and the unaudited pro forma combined consolidated statements of income for the three and six months ended June 30, 2017 and the year ended December 31, 2016 are incorporated herein by reference to Exhibit 99.3.

(c)
Shell Company Transactions.

(i)
Not applicable.

(d)
Exhibits

Exhibit 23.1	Consent of RSM US LLP with respect to the audited financial statements of First Mariner Bank.
Exhibit 99.1	Audited Consolidated Financial Statements of First Mariner Bank as of and for the years ended December 31, 2016 and 2015, and the period from June 17, 2014 until December 31, 2014.
Exhibit 99.2	Unaudited Condensed Consolidated Financial Statements of First Mariner Bank as of and for the six months ended June 30, 2017 and June 30, 2016.
Exhibit 99.3	Unaudited Pro Forma Combined Consolidated Financial Statements of Howard Bancorp, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
HOWARD BANCORP, INC.
/s/ George C. Coffman

George C. Coffman
Executive Vice President and Chief Financial Officer
Date: October 12, 2017

INDEX TO EXHIBITS
Exhibit Number	Exhibit
Exhibit 23.1	Consent of RSM US LLP with respect to the audited financial statements of First Mariner Bank.
Exhibit 99.1	Audited Consolidated Financial Statements of First Mariner Bank as of and for the years ended December 31, 2016 and 2015, and the period from June 17, 2014 until December 31, 2014.
Exhibit 99.2	Unaudited Condensed Consolidated Financial Statements of First Mariner Bank as of and for the six months ended June 30, 2017 and June 30, 2016.
Exhibit 99.3	Unaudited Pro Forma Combined Consolidated Financial Statements of Howard Bancorp, Inc.